# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08830
Date of event which requires filing of this statement: 01/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001496201

## Reporting persons
- Sphera Funds Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,714,284; sole dispositive power 0; shared dispositive power 1,714,284; aggregate amount beneficially owned 1,714,284 (5.21% of the class)
  Comment: Percentage reported in Item 11 is based on 32,017,179 shares of Common Stock outstanding as of January 17, 2025, as provided by Bloomberg L.P., and 857,142 warrants beneficially owned by the reporting persons as described in Item 4(a), with each warrant currently exercisable into one share of Common Stock.
- Sphera Global Healthcare GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,714,284; sole dispositive power 0; shared dispositive power 1,714,284; aggregate amount beneficially owned 1,714,284 (5.21% of the class)
  Comment: Percentage reported in Item 11 is based on 32,017,179 shares of Common Stock outstanding as of January 17, 2025, as provided by Bloomberg L.P., and 857,142 warrants beneficially owned by the reporting persons as described in Item 4(a), with each warrant currently exercisable into one share of Common Stock.
- Sphera Global Healthcare Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,714,284; sole dispositive power 0; shared dispositive power 1,714,284; aggregate amount beneficially owned 1,714,284 (5.21% of the class)
  Comment: Percentage reported in Item 11 is based on 32,017,179 shares of Common Stock outstanding as of January 17, 2025, as provided by Bloomberg L.P., and 857,142 warrants beneficially owned by the reporting persons as described in Item 4(a), with each warrant currently exercisable into one share of Common Stock.

## Item 1. Issuer
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey, 08830

## Item 2. Person Filing
Name of person filing:
Sphera Funds Management Ltd.
Sphera Global Healthcare GP Ltd.
Sphera Global Healthcare Management LP
Address of principal business office or, if none, residence: Address of the Principal Business Office of each of the reporting persons is: 4 Itzhak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel
Citizenship: Each of the reporting person is organized under the laws of the State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page of each reporting person.

The securities reported herein by Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP are beneficially owned as follows:

(1) 128,571 shares of Common Stock and 128,571 warrants each of which is currently exercisable into one share of Common Stock, which together represent a total of 0.78% of the total shares of Common Stock outstanding, are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management LP (the "Management Company").

(2) 728,571 shares of Common Stock and 728,571 warrants each of which is currently exercisable into one share of Common Stock, which together represent a total of 4.43% of the total Common Shares outstanding, are held directly by Sphera Biotech Master Fund, L.P., which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled and operated by its general partner, Sphera Global Healthcare GP Ltd., the shares of which are owned 90% by Sphera Funds Management Ltd.

This Statement shall not be construed as an admission by any of the reporting persons that it is the beneficial owner of any of the securities covered by this statement, and each reporting person disclaims beneficial ownership of any such securities. In addition, the reporting persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the reporting persons and other entities named in this Schedule 13G disclaims the existence of any such group.
Percent of class:
Incorporated by reference to Item 11 of the cover page for each reporting person.

Percentages reported in Item 11 of the cover page for each reporting person are based on 32,017,179 shares of Common Stock outstanding as of January 17, 2025, as provided by Bloomberg L.P., and 857,142 warrants beneficially owned by the reporting persons as described in Item 4(a), with each warrant currently exercisable into one share of Common Stock.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page for each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and among the reporting persons

## Signatures
- Sphera Funds Management Ltd.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (03/03/2025)
- Sphera Global Healthcare GP Ltd.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (03/03/2025)
- Sphera Global Healthcare Management LP: /s/ Adi Hanetz, Adi Hanetz / General Counsel (03/03/2025)